Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598
Date: August 28, 2025

On August 28, 2025, John Hines, an executive of NorthWestern Energy Group, Inc. (“NorthWestern”), which is a party to a previously disclosed Agreement and Plan of Merger, dated as of August 18, 2025, with Black Hills Corporation, a South Dakota corporation (“Black Hills” or the “Company”) and River Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Black Hills, participated in a weekly meeting of Hometown Helena, a community based non-profit organization located in Helena Montana. The following is a transcript of Mr. Hines’ remarks to Hometown Helena on August 28, 2025:

Hometown Helena – Jim Smith: We had the news last week about NorthWestern Energy, and one of the calls I got right off was from representative Julie Dooling who has recently taken a position with NorthWestern Energy and their government affairs division or department, and she arranged for John Hines, who's the vice president with NorthWestern to join us this morning and talk a little bit about this merger. They're under -- everybody's looking at them, you know. I mean it's a high stress type of thing. The Securities and Exchange Commission, they're probably going to ask Jeannie for a copy of our tape when this thing's over. So they've got to be, they've just got to mind what they say, but anyway Jeannie. Julie, do you want to introduce John? And then, John, once you come up and stand by. Alright, good to see you, Julie.

Julie Dooling: Good to see you. Thanks, Mayor. Appreciate the introduction. Again, Julie Dooling, most of you know me as a legislator that has served Lewis and Clark County and Broadwater counties for the last four sessions, but I'm here today on behalf of my new position at NorthWestern Energy as government affairs, and, you know, we had some great news last week. It’s caused a few ripples in people's world. You know not knowing what's going to happen, but I think it's a great opportunity. I'm here to introduce John Hines. He's VP of Supplies [Energy Supply], Montana government affairs and a lot of other stuff, and he’ll talk more about the merger. But, I do have some handouts if anybody's interested. So, John Hines.

John Hines: Thank you very much. Let me know if it's not working very well. There, there's a couple things I just want to mention right off the bat. First of all, I've been in, 4th generation Montana, been in Helena for 33 years. My spouse, Siobhan, and I raised two children into our school system, and I echo voting for the bond, something that we, as Helenans, need to continue to support for educational parties.

Also want to note, we're merging two companies, two like companies, and it's interesting that the last time there was this kind of a combination of two companies there was an individual, Bob Rowe, who was able to blend the two companies together, and he's sitting over there.

So, this is not new to Montana, and this Black Hills NorthWestern combination is done for a couple reasons. First of all, I know there's a lot of people who are part of businesses, who run their own companies, and there's three, three things that you're trying to achieve here. One is, number one to me is, lower risk to the company. Right now, NorthWestern is 80% electricity 20% natural gas, and having a little bit of dilution of electricity and having more natural gas just makes sense on the lower risk perspective. When we're combining with Black Hills, instead of being 80/20, we'll be 60/40.
The second major risk for us is regulatory. We are, recover our costs through the individual regulatory commissions that we work before. Right now, we have three states that we have jurisdictions in: South Dakota, Nebraska, and Montana. Our business is around 80% in Montana, so we have 80% risk, if you will, with the Montana regulatory environment. With the merger of these two companies, it'll dilute to around 33% in Montana. It'll still be the highest regulatory percentage of any of our, of our jurisdictions, but we will have that diluted a little bit as well. So, risk is number one that you're trying to moderate as a business, which is what we're trying to do.

Two, we're trying to gain efficiencies. What do I mean by gain efficiencies? First of all, we have different practices, and we'll be able to use the best practices from each of the companies to gain efficiencies, lower costs, that kind of thing. Also, we're going to have significantly better buying power. At the close of this transaction, we’ll be around a $15, over a $15 billion enterprise company. That'll give us a lot more say in the actual acquisition of just basic components that we use to serve our customers.

And, by the way, right now, we're 37th out of 40 as far as size in the country. There's been consolidation going on in the electric and natural gas industry for quite some time. We're one of the remaining outliers, if you will, that hasn't combined to gain these kind of efficiencies.

Third thing, and this is really important, is that we're constrained by how much money we can invest in our service territories. We're constrained because if we go beyond what we can afford internally, we have to issue capital, in other words issue stock, and what does that do? Every time you issue stock, it dilutes your earnings per share, and that means you can only. You know, investors don't like when their earnings per share are diluted. So, the combination of our companies will allow us to be able to have more flexibility to invest where it's needed, and there's a lot of investment necessary in our service territories and in Black Hills’.

And, by the way, when I say there's going to be eight, I said eight, different jurisdictions that we're going to be in now. We're going to be, continue to be serving Montana, South Dakota, and Nebraska, but we're also, let's see if I can remember them all right now. We're going to be in Wyoming, Colorado, let's see, Iowa, Kansas, Arkansas. Black Hills recently acquired a natural gas company in Arkansas.

How many is that? Anybody counting? Anyway, I think … enough. [inaudible background commentary] Good, thank you, Peter. So, it's going to be a pretty diversified, but, to me, what's most important is that it's going to continue to maintain the values that we have as a NorthWestern company. It's going to be Midwest and western companies.

What the mayor just noted here is that I can't speak too far outside of what we have as talking points because anytime we do that, we have to make a report to the SEC. There's very clear directions on how expansive we can be on it. So, I'm going to ask answer questions to the degree that I can.

But, I will sum up just really quickly: One, it's a merger. It's not an acquisition. It, technically you can call it an acquisition. That's just because accounting rules require one entity to be acquiring another entity. That's just the rule, but it is going to be a merger. The top two positions in the company, the CFO and the CEO, will continue to be who serve you as our customers now. That's Brian Bird and Crystal Lail, so that's not going to be changed.

The couple of other things that's not going to, that's going to be beneficial is NorthWestern shareholders are going to receive a premium on this all stock merger. In other words, there's not going to be any debt, no cash transfer. It's just as transfer as stock, and when the deal was signed last week, the premium was around 7% for each new NorthWestern shareholder.

Finally, want to close with what I think is the most important for all of us, that we're not going to see any change in our services. The people who are out there on the 40 degrees below zero weather fixing a pole that came down, they will be the same people. Those are your neighbors. Those are our neighbors, and that will be the same and just to. We're looking at around a 12 to 15 month period for this transaction to close, so you’ll see absolutely nothing change in that time period, other than that the two companies will be talking to understand how they're doing.

And by the way, I have to share one small little story with you. We both, Black Hills and NorthWestern, serve Kearney, Nebraska, and the other day, the two cars, one from Black Hills and one from NorthWestern, were passing each other, and they stopped, rolled down the window, and said, “I guess we're family now.” And that's how we're looking at this, as well.

And, the other thing to reassure certain people, I know the press likes to call NorthWestern the, in fact certain reporters always have it in their lead paragraph, that it’s the largest out of state owned electric utility in Montana. Well, they're going to be able to continue to use that same lead in their paragraph, so that's good news for them as well.

With that, Mr. Mayor, I'm happy to take a few questions if you have time. Otherwise, I do want to thank both Peter and Jim for allowing me to come in and speak here. I know your agenda is really packed today, and there's some people really impatient wanting to talk about what their visions is, so I understand when he does the gong hook and grabs me, but if there's time that people want to ask a few questions.

I'll let you call on people.

Unnamed Audience Member 1: [Inaudible] … them in the new building that you have there in Butte, is that all going to go away?

John Hines: Yeah, great question. Did everybody hear it? What's going to happen with the building and the employees. We actually sat down and met with Butte Silver Bow management team last week in our beautiful building, and we expect very little change. The functions there serve Montanans, and, by the way, NorthWestern will continue to be the operating entity in Montana. There are, I can't promise every employee is going to be the same. I can't promise every executive is going to be around at the end of the day, but we're looking at very, very few, especially in the operational level. That building will continue to serve Montanans for lots of years to come.

Unnamed Audience Member 1: Thank you. I come from Montana Power, so I, you know, I know a little bit about all this merging and what happens to people and what happens to our power. So, thank you for being here today and trying to explain to us. Thank you.

John Hines: You're welcome.

Audience Member Bob Jones: Thanks for being here. Got to come to the sweet spot over here. I'm Bob Jones, local guy, but I've been involved with utilities going back generations in my family and one of the big challenges in utilities is distribution loss, as you probably know. We lose roughly between 5 and 7% of the energy that's produced and transmission from the place where it's produced to the places where it's used. And an idea that's been brought up, and even put in the Federal Register, is the idea of focusing on distributed energy generation. Makes us much, risk reduction, right? It makes us much less vulnerable to attack, a lot cheaper use of energy. With the spread all the way to Arkansas, how is that being dealt with, is it being dealt with or discussed in the executive discussions between the two, what used to be two companies?

John Hines: So there's a lot in that question. I don't have a lot of time. If you wanna speak afterwards, I can talk to you a little bit about it. Distributed generation just means you're having generation closer to the locale. The main piece in Arkansas is natural gas, so that’s moved through pipelines anyway, and there's very little that kind of loss, efficiency loss.

I would push back a little bit on distributed generation, the generation itself, being more cost effective. There is economies of scale. Really, there's, it's a trade off, and we look at that we, you know, we have a generation in Montana, for example, spread throughout the state. We do have a lot of it now in Colstrip, with our two most recent acquisitions. But we have dams located in all of western Montana. We have wind in central Montana, and we have solar. In fact, right now, we have over 650 megawatts of wind and solar. You add the hydro on top of that.

By the way, just this, you know you don't have this understanding just reading the normal press, but percentage wise, we have more renewables in Montana than California does. And there is a limit to it, and especially, geographically, you have to be aware of what can work in your area. In California, they have peak times in the middle of the summer around 4:00 to 7:00 PM. Solar with a little bit of battery works beautifully at that, in that kind of locale. Our peak time is in the middle of January from 4:00 to 7:00 PM, and guess what? We have high pressure, which means zero wind, and we have empirical data to show this. And we have, it's dark. So, solar doesn't work very well as, either. So, you have to, you have to take into account the different conditions.

Now one of our, one of our jurisdictions is going to be Colorado, and that has a little totally different geographical makeup than Montana does in a lot of locales. So, we'll be looking at that to see what makes the most sense in each of those jurisdictions. Thank you for your question.

Unnamed Audience Member 2: Yes, thank you very much. Good information. Mr. Hines. You had mentioned a premium to shareholders with this merger. I'm, my question is with respect to economies of scale, and I'm asking this question on behalf of my constituents. What interests have you considered for your rate payers who are residential rate payers in this merger? For example, will their premium result in, let's say, lower rates because of economies of scale?

John Hines: I'm not sure I track that question, but let me try.

Unnamed Audience Member 2: OK, so you have more coverage area. You have more customers. So with the economies of scale, will our rates, as we have more people to spread the billing around, among, will our rates, thus, go down?

John Hines: I can’t promise that anybody's rates will go down in a rising cost environment, but I can tell you that with what I talked about with the efficiencies, the lower risks, that overall, residential customers will be benefiting from this transaction. By the way, Black Hills is almost entirely residential customers. We're almost entirely residential customers. So, it's another blending of those two pieces but the most important piece here is that we, in Montana, we'll be relying upon the Public Service Commission – just like we'll be doing in South Dakota, just like we'll be doing in Nebraska – to determine what kind of value this has for our residential customers. So, it's not like this is going to be done in a vacuum.

That's why I said this is not going to close for 12 to 15 months. It does, all the pieces associated with it, there's no cost shifting that's being anticipated. It's efficiencies through gaining market power on purchasing products. It’s, we will be taking advantage of their expertise. We're, by the way, just from a measurement perspective, we have some of the lowest administration costs per whatever unit you want to measure – per customer, per mile of line – than any utility in the, in the country. And so then sometimes you can almost say that having a little bit more, more people will be helpful for our company to serve our customers in Montana.

Unnamed Audience Member 2: Good. Thank you, because we, we know that's why you're in business. Thank you.

John Hines: Alright, Mr. Mayor, thank you very much. [Inaudible background commentary] No, I'm done. Thank you.

Hometown Helena – Jim Smith: Well, what a learning opportunity. Again, thank you very much, John, for sharing this information with us, and, Julie, thanks for setting this up.

# # #

Forward-Looking Statements
Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between NorthWestern and Black Hills, including future financial and operating results (including the anticipated impact of the transaction on NorthWestern’s and Black Hills’ respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on NorthWestern and Black Hills’ current expectations, plans and estimates. NorthWestern and Black Hills believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of NorthWestern or Black Hills to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by NorthWestern and Black Hills, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of NorthWestern or

Black Hills and the ability of NorthWestern or Black Hills to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against NorthWestern or Black Hills related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting NorthWestern’s and Black Hills’ businesses; (11) the evolving legal, regulatory and tax regimes under which NorthWestern and Black Hills operate; (12) restrictions during the pendency of the proposed transaction that may impact NorthWestern’s or Black Hills’ ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as NorthWestern’s and Black Hills’ response to any of the aforementioned factors.

Additional factors which could affect future results of NorthWestern and Black Hills can be found in NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. NorthWestern and Black Hills disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of NorthWestern and Black Hills that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Additionally, NorthWestern and Black Hills will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by NorthWestern or Black Hills through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of NorthWestern or Black Hills at travis.meyer@northwestern.com or investorrelations@blackhillscorp.com, respectively.

Before making any voting or investment decision, investors and security holders of NorthWestern and Black Hills are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

NorthWestern, Black Hills and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Information regarding the directors and executive officers of NorthWestern and Black Hills and other persons who may be deemed participants in the solicitation of the stockholders of NorthWestern or of Black Hills in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern and their ownership of NorthWestern common stock can also be found in NorthWestern’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. To the extent any such person's ownership of NorthWestern’s or Black Hills’ securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.